April 12, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:    Omnicom Group Inc.
Form 10‑K for the fiscal year ended December 31, 2015
Filed February 9, 2016
File No. 001-10551

Dear Mr. Spirgel:

This letter responds to the March 29, 2016 Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) comment letter relating to Omnicom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”). For your convenience, the comment in the letter is repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.

2015 Form 10-K Consolidated Statements of Income, page F-5

Please revise your income statement presentation to fully comply with the line item requirements of Rule 5-03 of Regulation S-X.

Background

For the convenience of the Staff's review process, we are providing the following background information from the Executive Summary section in our 2015 10-K.

We are a strategic holding company providing advertising, marketing and corporate communications services to clients through our branded networks and agencies around the world. Our networks and agencies provide a comprehensive range of services in four fundamental disciplines: advertising, customer relationship management, or CRM, public relations and specialty communications.

Given our size and breadth, we manage our business by monitoring several financial indicators. The key indicators that we focus on are revenue and operating expenses. We analyze revenue growth by reviewing the components and mix of the growth, including growth by principal regional market, growth by marketing discipline, impact from foreign currency fluctuations, growth from acquisitions and growth from our largest clients.

We measure operating expenses in two distinct cost categories: salary and service costs and office and general expenses. Salary and service costs consist of employee compensation, including freelance labor, and related costs and direct service costs. Office and general expenses consist of rent and occupancy costs, technology costs, depreciation and amortization and other overhead expenses. Each of our agencies requires professionals with the skill sets that are common across our disciplines. At the core of the skill sets is the ability to understand a client’s brand or product and its selling proposition and the ability to develop a unique message to communicate the value of the brand or product to the client’s target audience. The facility requirements of our agencies are similar across geographic regions and disciplines, and their technology requirements are generally limited to personal computers, servers and off-the-shelf software.

Response

As a matter of convention and in an effort to streamline the presentation in our prior filings, we included in the footnotes to the financial statements, rather than on the face of the income statement, salary and service costs and office and general expenses (the cost categories we use to measure operating expenses). In addition, depreciation and amortization was separately disclosed in the statement of cash flows and not on the face of the income statement. In light of the Staff’s comment and our further review of the requirements of Rule 5-03 of Regulation S-X, in future filings we plan to include these cost categories on the face of the income statement as described below and as presented in Attachment 1. Additionally, in connection with our detailed analysis of the requirements of Rule 5-03 of Regulation S-X, as described below, we identified certain costs that may be considered for separate disclosure. However, due to the insignificance of these costs, we do not believe separate disclosure on the face of the income statement is warranted at this time (we also summarized our findings on Attachment 2).

Below we will address each of the relevant provisions of Rule 5-03 of Regulation S-X as it applies to our filings.

Revenue

Our revenue is generated from our services. We do not sell tangible products, nor do we have returns and allowances. As disclosed in our 2015 10-K, substantially all of our revenue is derived from fees for services based on a rate per hour or equivalent basis and certain of our businesses earn a portion of their revenue as commissions. In the majority of our businesses we act as an agent and record revenue equal to the net amount retained when the fee or commission is earned. In these cases, activities of third-party suppliers incurred on behalf of our clients are excluded from our revenue. In certain arrangements, we act as principal and we contract directly with third-party suppliers and production companies and media providers and we are the primary obligor responsible for fulfillment. In these circumstances, revenue is recorded at the gross amount billed to our clients since revenue has been earned for the sale of our services, including third-party efforts.

There is no difference in the nature of the services we provide to our clients when we act as agent or principal. In both cases, our agencies typically develop the creative idea, design the communication strategy and coordinate the execution of the advertising campaign, promotional event and/or communication program. The fundamental difference of our service deliverable when we act as principal is that we control the integration of the components provided by third parties, and deliver a complete service to our clients. As a result, our fee includes third-party activities necessary to fulfill our obligations under the contract.

As described in our footnotes, revenue is recorded net of sales, use and value added taxes. We do have a CRM business that also sells memorabilia products through its subsidiaries. Total revenue from that business is less than one half of one percent of our consolidated revenue and, as such, is not material enough to merit separate disclosure.

Based on the foregoing, we believe that our presentation is in compliance with Rule 5-03 of Regulation S-X.

Costs and Expenses Applicable to Revenue

As stated above in the background information, we measure operating expenses in two distinct cost categories: salary and service costs and office and general expenses. As a service business, salary and service costs comprise the vast majority of our operating expenses and substantially all these costs comprise the essential components directly linked to the delivery of our services, such as employee compensation, including freelance labor, personnel related costs, direct service costs and client-related travel costs. Office and general expenses consist of the indirect costs related to the delivery of our services including, office and equipment rent, other occupancy costs, technology costs, depreciation, amortization and other overhead costs.

As disclosed in our 2015 10-K in Note 2 to the consolidated financial statements (“Note 2”) and in Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 18, the classification of our operating expenses in these two categories effectively groups together our operating costs that tend to fluctuate directly with changes in revenue (salary and service costs) and those that are less directly linked to changes in revenue (office and general expenses). We believe that this presentation best reflects the nature of our cost structure in providing client services, is aligned with our revenue and in compliance with Rule 5-03 of Regulation S-X.

As disclosed in our 2015 10-K in Note 2 and MD&A, operating expenses for the three years ended December 31, 2015 were (in millions):

	2015	2014	2013
Salary and service costs	$11,361.9	$11,350.0	$10,724.4
Office and general expenses	1,852.4	2,023.7	2,034.8
	$13,214.3	$13,373.7	$12,759.2

In response to the Staff's comment, in future filings we will provide separate disclosure directly on the face of the income statement of salary and service costs and office and general expenses. We will also provide separate disclosure on the face of the income statement of depreciation and amortization, which are currently included in office and general expenses (See Attachment 1).

Other Operating Costs

As discussed above, our indirect operating costs and expenses are currently included in office and general expenses. In prior filings, as circumstances arose, we have disclosed significant other operating costs and expenses in the footnotes to the consolidated financial statements and in MD&A. For example, in our Annual Reports on Form 10-K for the years ended December 31, 2014 (the “2014 10-K”) and 2013 (the “2013 10-K”), we separately disclosed the expenses attributed to the terminated merger with Publicis Groupe S.A. (See Note 5 to the consolidated financial statements in the 2014 10-K and Note 3 to the consolidated financial statements in the 2013 10-K). If similar other operating costs are significant in the future, we will evaluate them for separate disclosure on the face of the income statement.

In addition to depreciation and amortization, which we will separately disclose on the face of the income statement in future filings, our networks and agencies incur certain recurring costs and expenses, including severance and certain professional fees, that may not be directly attributed to providing client service. These costs were approximately $233 million, $272 million and $290 million in 2015, 2014 and 2013, respectively. We do not believe the amount of these other operating costs have been significant enough to warrant separate disclosure on the face of the income statement. We will monitor the amount of these and similar costs in the future and in the event they become significant, we will consider separate disclosure of our other operating costs on the face of the income statement.

We have not identified any other similar expenses that we believe would warrant separate disclosure on the face of the income statement.

Selling, general and administrative expenses.

Omnicom's networks and agencies do not maintain separate sales forces. Our business model was built and continues to evolve around our clients. We continually seek to grow our business with our existing clients by maintaining our client-centric approach, as well as expanding our existing business relationships into new markets and new service disciplines and with new clients. In addition, we pursue acquisitions of complementary companies that typically currently serve or have the ability to serve our existing client base. In the normal course of business, our networks and agencies both gain and lose business each year due to a variety of factors. Significant new clients often result from successful responses to requests for proposals and not from the efforts typically associated with a separate sales force. Our networks and agencies redeploy existing resources to respond to such requests. Accordingly, we do not allocate salaries or other costs incurred in connection with this effort to selling expense and these costs remain in salary and service cost and office and general expenses, as applicable.

Our agencies undertake promotional events including agency marketing and advertising and participation at award and trade shows and incur third-party costs in connection with these activities. Currently the cost of these marketing efforts is included in office and general expenses. The third-party cost of our marketing efforts was approximately$162 million, $191million, and $190 million in 2015, 2014 and 2013, respectively. While these costs may be considered selling and administrative expense, we do not believe that these costs are significant enough to warrant separate disclosure on the face of the income statement.

Substantially all our salary expense is directly related to providing our client services and is reported in the salary and service cost line. As a result, certain administrative costs are included in the salary and service costs category. These administrative costs are included in the overhead cost of our businesses and are incorporated into their overhead rates and, as such, these costs are an integral part of our operating costs and are appropriately included in salary and service costs.

In addition, we include our executive office administrative costs, which primarily consist of salary and related expenses, in the salary and service cost line. While these costs may be considered general and administrative expenses, we do not believe that these costs are significant enough to warrant separate disclosure on the face of the income statement.

Bad Debt Expense

As most of our revenue is derived from highly credit worthy clients and we frequently have client arrangements that require advance payment, our bad debt expense has been immaterial. As disclosed in Schedule II to the 2015 10-K, bad debt expense was approximately $4 million, $8 million and $10 million in 2015, 2014 and 2013, respectively. We do not believe that these costs are significant enough to warrant separate disclosure on the face of the income statement.

Other General Expenses

We have not identified any other general expenses that we believe would warrant separate disclosure on the face of the income statement.

Non-Operating Income and Interest Expense

Interest income and interest expense are already reported as separate lines on the face of our income statement. Additional detail regarding the significant components of interest expense is included in Note 6 to the consolidated financial statements in our 2015 10-K.

Non-Operating Expenses

Although we did not have any non-operating expenses for the periods presented in our 2015 10-K, if such costs are significant in the future we will disclose them on the face of the income statement.

Income before Income Tax Expense and All Other Appropriate Items

Omnicom currently provides the information required, when applicable and appropriate.

For the Staff's convenience, we have provided a summary of the immaterial costs described above that we do not believe warrant separate disclosure on the face of the income statement (See Attachment 2).

*****

At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing to be responsive. Please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,
s/ Philip J. Angelastro

Philip J. Angelastro
Executive Vice President Finance and
Chief Financial Officer

cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Eric A. Riso (KPMG)

ATTACHMENT 1

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Proposed Future Filings
	Years Ended December 31,
	2015	2014	2013
Revenue	$15,134.4	$15,317.8	$14,584.5
Operating Expenses:
Salary and service costs	11,361.9	11,350.0	10,724.4
Office and general expenses	1,561.2	1,729.3	1,750.0
Depreciation and amortization	291.2	294.4	284.8
	13,214.3	13,373.7	12,759.2
Operating Income	1,920.1	1,944.1	1,825.3
Interest Expense	181.1	177.2	197.2
Interest Income	39.6	43.1	32.8
Income Before Income Taxes and Income From Equity Method Investments	1,778.6	1,810.0	1,660.9
Income Tax Expense	583.6	593.1	565.2
Income From Equity Method Investments	8.4	16.2	15.9
Net Income	1,203.4	1,233.1	1,111.6
Net Income Attributed To Noncontrolling Interests	109.5	129.1	120.5
Net Income - Omnicom Group Inc.	$1,093.9	$1,104.0	$991.1

Net Income Per Share - Omnicom Group Inc.:
Basic	$4.43	$4.27	$3.73
Diluted	$4.41	$4.24	$3.71

Dividends Declared Per Common Share	$2.00	$1.90	$1.60

ATTACHMENT 2

OMNICOM GROUP INC. AND SUBSIDIARIES
Other Operating and Selling and General Expenses
(In millions, except per share amounts)

	Years Ended December 31,
	2015	2014	2013
Other operating costs	$233.0	$272.0	$290.0
Bad debt expense	4.0	8.0	10.0
Other operating expenses	$237.0	$280.0	$300.0

Selling and general expenses (1)	$162.0	$191.0	$190.0

(1) As discussed above, selling and general expenses exclude certain executive office administrative costs, which are not significant.